Exhibit 99.2

XTL Biopharmaceuticals Ltd.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 19, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Shlomo Shalev, Chief Executive Officer, attorney, agent and proxy of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in XTL Biopharmaceuticals Ltd. (the “Company”) which the undersigned is entitled to vote at the annual general meeting of shareholders (the “Annual Meeting”) to be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on January 19, 2022 at 15:00 PM (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and proxy statement relating to the Annual Meeting (the “Proxy Statement”).

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Annual Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHREHOLDERS OF

XTL BIOPHARMACEUTICALS LTD.

January 19, 2022, 15:00 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To appoint Somekh Chaikin, Certified Public Accountants in Israel and a member firm of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2021, instead of Kesselman & Kesselman, Certified Public Accountants, a member firm of PrincewaterhouseCoopers International Limited.

☐	for	☐	against	☐	abstain

2.	To re-elect Alexander Rabinovitch to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

3.	To re-elect Dr. Jonathan Schapiro to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

4.	To re-elect Shlomo Shalev to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

5.	To re-elect Doron Turgeman to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

6.	To re-elect Dr. Dobroslav Melamed to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

	Date: ________, 2021		Date_________, 2021
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

3